FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE

Report of Foreign Issuer
April 8, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Information on an essential fact (event, action) affecting financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company

Place of business: ***4, Marksistskaya Str., Moscow, 109147, Russian Federation***

Issuer's code: ***04715-A***

Date of occurrence of the fact (event, action): ***21.12.2001***

Code of the fact (event, action): ***0704715A21122001***

Full company name of the counterpart: Dresdner Bank ZAO

Location: 23, Malaya Morskaya street, Saint Petersburg, 190000, Russian Federation.

Postal Address: 30, Podsosensky line, Moscow, 103062, Russian Federation.

Date of the transaction: 21.12.2001.

Description of the transaction: Suretyship agreement.

Investments and Securities

Vice-President ***A.N.Buyanov***

Information on an essential fact (event, action) affecting financial and economic activity of the issuer.

Mobile TeleSystems Open Joint Stock Company
Place of business: ***4, Marksistskaya Str., Moscow, 109147, Russian Federation***
Issuer's code: ***04715-A***

Date of occurrence of the fact (event, action): ***20.03.2002***
Code of the fact (event, action): ***0704715A20032002***

Full company name of the counterpart: "MOBILE TELESYSTEMS FINANCE S.A."
Location: 3 Avenue Pasteur, L-2311 Luxembourg.
Postal Address: 3 Avenue Pasteur, L-2311 Luxembourg.
Date of the transaction: 20.03.2002

Description of the transaction: Intercompany Loan agreement. Concluded between Mobile TeleSystems Finance S.A. and OJSC MTS on an amount of $50 million bearing an interest rate of 11,0125% as a part of an additional Eurobond issue.

Investments and Securities

Vice-President ***A.N.Buyanov***

Information on an important fact (event, action) related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company
Location: *4, Marksistskaya Street, 109147, Moscow, Russian Federation*
Issuer's Code: *04715-A*

Date of occurrence of fact (event, action): *04.03.2002*
Code: *0704715A04032002*

Contractor's Name, Patronymic and Family Name: Galina Andreyevna Gorbacheva
Location of the contractor: 18, Plotnichenko Street, Settlement Kalinino, Krasnodar.
Postal Address of the contractor: 18, Plotnichenko Street, Settlement Kalinino, Krasnodar.
Date of entering into the transaction: 04.03.2002
Description of the transaction: an agreement on purchase & sale of securities.

A.N. Buyanov
MTS OJSC Vice-President
Investments & Securities

Information on an important fact (event, action) related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company
Location: *4, Marksistskaya Street, 109147, Moscow, Russian Federation*
Issuer's Code: *04715-A*

Date of occurrence of fact (event, action): *04.03.2002*
Code: *0704715A04032002*

Full firm's name of a contractor: Kubtelecom Limited Liability Company
Location of the contractor: 341, Kalinin Street, 350000, Krasnodar, Russia.
Postal Address of the contractor: 341, Kalinin Street, 350000, Krasnodar, Russia.
Date of entering into the transaction: 04.03.2002
Description of the transaction: an agreement on purchase & sale of securities

A.N. Buyanov
MTS OJSC Vice-President
Investments & Securities

Information on an important fact (event, action) related to Issuer financial and economic activity

Mobile TeleSystems Open Joint Stock Company
Location: *4, Marksistskaya Street, 109147, Moscow, Russian Federation*
Issuer's Code: *04715-A*

Date of occurrence of fact (event, action): *29.03.2002*
Code: *0404715A29032002*

Full firm's name of a legal entity in which Issuer's share in the authorized capital was changed: Kuban-GSM Close Joint Stock Company
Location of the legal entity: 61, Guimnazicheskaya Street, 350000, Krasnodar, Russia.
Postal Address of the legal entity: 61, Guimnazicheskaya Street, 350000, Krasnodar, Russia.
Part of the Issuer in the authorized capital of the legal entity prior to change of this part: 0 %
Part of the Issuer in the authorized capital of the legal entity after change of this part: 51 %

Date when part of the Issuer in the authorized capital was changed: 29.03.2002

A.N. Buyanov
MTS OJSC Vice-President
Investments & Securities

**Information on an important fact (event, action)
related to Issuer financial and economic activity**

Mobile TeleSystems Open Joint Stock Company
Location: *4, Marksistskaya Street, 109147, Moscow, Russian Federation*
Issuer's Code: *04715-A*

Date of occurrence of fact (event, action): *29.03.2002*
Code: *0804715A29032002*

The value of Issuer's assets as of the end of the Quarter previous to the accounting Quarter (Quarter III, 2001) is RUR 28 110 757 000.
The value of Issuer's assets as of the end of the accounting Quarter (Quarter IV, 2001) is RUR 40 000 323 000.
The absolute change of the value of assets in the accounting Quarter (Quarter IV, 2001) is RUR 11 889 566 000.
The percentage change of the value of assets is 42.30 %.
Increase in the value of Issuer's assets, as of the end of Quarter IV, 2001, over 10 % in comparison with Quarter III, 2001 was a result of issue of Eurobonds.

A.N. Buyanov
MTS OJSC Vice-President
Investments & Securities

V.I. Kondratiev
Chief Accountant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ___________*______________
Name: Mikhail Smirnov
Title: President

Date: **April 8, 2002**

* By: ______________________ Attorney-in-fact
Name: Alexei N. Buyanov
Title: Vice-President of Investment and Securities